SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 12, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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PRESS RELEASE


                  CNOOC to Explore South China Sea with PNOC


(Hong Kong, November 11, 2003) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that its parent company -- China National Offshore Oil Corporation ("CNOOC") signed a Letter of Intent (LOI) with PNOC Exploration Corporation (PNOC EC) to undertake joint exploration and development of oil and gas in the South China Sea.

Under the LOI, the parties agreed to form a Joint Working Committee to select possible areas in the South China Sea that would be suitable for exploration and development.

In addition, the parties agreed to engage in a joint program to review, assess and evaluate the selected areas' geological, geophysical and other technical data and information to determine the oil and gas potentials of the areas.

The LOI was signed by the President of CNOOC, Mr. Fu Chengyu, and the President and CEO of PNOC EC, Mr. Rufino B. Bomasang. Philippine Energy Secretary, Mr. Vincent S. Perez, Energy Undersecretary, Mr. Eduardo V. Manalac, and Chinese Ambassador to the Philippines, Mr. Wang Chungui, were present at the signing ceremony.

The Chairman and CEO of the Company, Mr. Fu Chengyu, said, "We are very much delighted to work together with PNOC EC, and both companies will benefit from the signing of the LOI aimed at advancing the exploitation of oil and gas in the to-be agreed upon areas in the South China Sea."

-End-


Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE per day for the first nine months of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.


              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

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Mr. Xiao Zongwei              Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                 Ketchum Newscan Public Relations
Tel : +86 10 8452 1646        Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: +86 10 8452 1648         Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn   E-mail: anne.lui@knprhk.com
                                      -------------------
                                      carol.chan@knprhk.com
                                      ---------------------
                                      maggie.chan@knprhk.com
                                      ----------------------
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                     CNOOC Limited


                                     By:  /s/ Cao Yunshi
                                          ------------------------
                                          Name:   Cao Yunshi
                                          Title:  Company Secretary

Dated: November 12, 2003